February 16, 2024

Via Edgar

Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	ABVC BioPharma, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 9, 2024
File No. 333-276500

Dear Mr. Campbell:

This letter is in response to the letter dated February 13, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ABVC BioPharma, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amendment No. 1”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form S-1 filed February 9, 2024

Executive Compensation, page 81

1.	We note your response to prior comment 1 and we reissue the comment. Please revise your registration statement to include all of the executive compensation disclosures required for the fiscal year ended December 31, 2023. For example, your compensation tables and related disclosure should cover each of te name executive officers described in Item 402(m)(2) of Regulation S-K, including Dr. Uttam Patil given his appointment as your Chief Executive officer on June 21, 2023. In addition, it is unclear whether your directors received any compensation in 2023. Refer to Item 402(r) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the registration statement to include the executive compensation disclosures required for the fiscal year ended December 31, 2023.

Selling Stockholders, page 92

2.	We note your response to prior comment 2 and we reissue the comment. Please update the selling stockholder table to reflect all of the shares being registered pursuant to this registration statement on behalf of the selling stockholders. In this regard, the number in the table now appears to exclude the 25,000 shares of common stock underlying the 3rd PA Warrants.

Response: In response to the Staff’s comment, we updated the selling stockholder table to include the 25,000 shares of common stock underlying the 3rd PA Warrants. We realize that while we included such shares in the appropriate footnote to the table and in Exhibit 107, we inadvertently left them out of the number included in the table, but have since corrected that.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Uttam Patil
Name:	Uttam Patil
Title:	Chief Executive Officer

Cc: Louis Taubman, Esq.

Hunter Taubman Fischer & Li LLC